April 5, 2012



Securities and Exchange Commission			VIA EDGAR and EMAIL
Office of Insurance Products
 Attn: Mark A. Cowan
100 "F" Street NE
Washington, D.C.   20549-8629

Re:  	Pre-effective Amendment No. 3 on Form N-4 ("Amendment")
	Symetra Resource Variable Account B (File No. 811-4716)
	Symetra True Variable Annuity  (File No. 333-178461)
	Response to Comments to Initial Registration Statement on Form N-4 Symetra Life Insurance Company ("Symetra Life")


Dear Mr. Cowan:

Symetra Life Insurance Company ("Symetra Life") is submitting herewith clean and blacklined courtesy copies of the above-captioned Amendment to the Registrant's filing ("Filing"). This Amendment contains changes made in response to the Commission staff's e-mailed March 26, 2012 comments to the above- referenced filing on Form N-4. This responsive letter and Amendment have been filed on EDGAR for the above-referenced filing.

The following are the staff's comments in bold followed by Symetra Life's response to those comments. Along with the changes made in response to staff comments, Symetra Life has also made other changes to the registration statement and those changes are described immediately following the responses to Commission staff comments.

1.  Fee Table
	a.	In the WTB Rider, include the caption that charges shown are
		per $1,000 of WTB Additional Benefit.

	-	Symetra Life has added this disclosure to the fee
		table.

	b.	Regarding the disclosure in Footnote 2  of the Example,
		confirm for the staff for $1,000 of WTB additional benefit is representative of what the company expects per $10,000 of contract value.

	-	Symetra Life confirms that  the $1,000 of WTB
		Additional Benefit is representative of what we expect per $10,000 of Contract Value.

2.	Portfolio Termination Date:   In addition to stating that the contract
	value invested in the prepaid annuity sub-account will be transferred to the money market account if no response to the notice is received, please disclose also that the contract owner will lose any benefit that may have accrued from election of the WTB rider and that no reimbursement of fees paid will occur. Please disclose this in bold print.

	-	As we discussed by telephone on March 27, 2012, Symetra Life
		respectfully disagrees that any additional disclosure is necessary. If the contract Owner does not make an election and the investments in the Prepaid Annuity Sub-accounts are transferred to the money market Subaccount, there will be no impact on the WTB rider, if elected. The WTB rider will still be in effect.

Symetra Life has also made other changes to the registration statement to fix
formatting and other grammatical errors.   Additional disclosure changes have
also been made to the following sections:

	-	Transactions made through the Internet:  Symetra Life has
		added disclosure to clarify that we will allow certain transactions to be performed on the internet if certain identifying information is provided.

	-	Prepaid Annuity Option - Important Information:  Symetra Life
		has added disclosure regarding the Symetra Pension Reserve Funds and Symetra Life.

	-	Short Term Redemption Fees:  Symetra Life has added disclosure
		regarding the short term redemption fees that are imposed on redemptions from certain Fidelity Portfolios offered under the Contract.

	-	Sub-account Rebalancing:  Symetra Life has added disclosure
		clarifying that the minimum transfer amount and remaining Sub-account minimums do not apply to Sub-account rebalancing. Similar changes have also been made to the summary section.

	-	Scheduled Transfers:   Symetra Life has clarified our
		disclosure regarding the scheduled transfer options available under the Contract.

	-	Limits on Excessive Transfers and Market Timing Activities:
		Symetra Life has revised our policy on market timing and has made these revisions to our prospectus disclosure.

	-	Authority of Third Parties to Make Transactions:  Symetra Life
		has added disclosure to clarify the authorization of third parties to make transactions on Contracts.

	-	Sub-account Fund Facilitation Fee:  Symetra Life has modified
		the disclosure to this section to better describe how this fee will be implemented.

	-	Appendix B:  Symetra Life has made updates to the Portfolio
		Information listed in Appendix B based on information provided by the underlying Portfolio companies.

	-	Appendix C:  Symetra Life has included the State Variations to
		the Contracts. This listing is as of the date of this filing. Symetra Life will continue to update this information as state approvals and variations are received.

Please contact me at (425) 256-5026 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.


Sincerely,

/s/Jacqueline M. Veneziani
---------------------------
Jacqueline M. Veneziani
Vice President and Associate General Counsel
Symetra Life Insurance Company
Jacquie.veneziani@symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax

Enc.

Cc: David Goldstein, General Counsel